☐ Yes          ■ No

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

    d.  Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?
☐ Yes          ■ No

If yes, respond to request in Part III, Item 16 of this form.

**Item 2:  Affiliates Trading Activities on the ATS**

    a.  Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?
■ Yes          ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Affiliates of the Broker-Dealer Operator are permitted to enter or direct the entry of orders and trading interest into UBS ATS through the UBS SOR using FIX 4.2. For purposes of this Form ATS-N, UBS has defined the term "Affiliate Orders" to mean orders and Conditional Indications (CIs) sent to the UBS ATS on behalf of an affiliate of the Broker Dealer Operator.

Affiliate Orders use the "UBSS" MPID and may be sent as principal or agency but all Affiliate Orders are handled by the UBS ATS on an agency basis (i.e., the Broker-Dealer Operator, UBS Securities LLC, acts as agent for its Affiliates).

Affiliate Orders are classified as either Class A Direct Subscriber or Class A Indirect Subscriber depending on from where the Affiliate Order originates.  If the Affiliate Orders originates from either the UBS Algorithmic platform or Retail Market Making (RMM) then that Affiliate Order would be classified as a Class A Direct Subscriber, otherwise it would be classified as a Class A Indirect Subscriber.

Since the effective date of the initial Form ATS-N for the UBS ATS, the following Affiliates have executed orders in UBS ATS:
- UBS AG, acting through various global branches (e.g., UBS AG London Branch)
- UBS Financial Services Inc.
- UBS Europe SE
- UBS Securities Canada Inc.
- UBS Securities Australia Limited
- UBS Switzerland AG
- Credit Suisse Asset Management (Schweiz) AG
- Credit Suisse (Schweiz) AG

The above is a list of Affiliates that have historically executed orders in the UBS ATS. The Broker-Dealer Operator will update this list as necessary to (1) add any Affiliate that newly executes orders in the UBS ATS, and (2) remove any entity that ceases to be an Affiliate of the Broker-Dealer Operator.

In general, these Affiliates are members of the following types of business operated

■ Yes        □ No

If no, identify and explain any differences.

**Item 4:  Arrangements with Trading Centers**

    a.  Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

    ■ Yes        □ No

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

In some cases, UBS ATS has executed bilateral Subscriber Agreements. These bilateral Subscriber Agreements offer uniform and consistent terms between two broker-dealers that each route orders and also operate an NMS ATS. The bilateral Subscriber Agreements avoid two sets of negotiations and are administratively convenient. The bilateral Subscriber Agreements do not obligate or require either party to send orders to the other party's ATS or engage in any level of activity. The parties with which the UBS ATS currently has in place bilateral Subscriber Agreements are: Barclays Capital Inc., Citigroup Global Markets Inc., ~~Credit Suisse Securities LLC,~~ Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Instinet LLC, JP Morgan Securities LLC, Liquidnet Inc., Morgan Stanley & Co Inc., National Financial Services LLC, Virtu Americas LLC., Virtu ITG LLC.

    b.  If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?

    □ Yes        ■ No

If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.

**Item 5:  Other Products and Services**

    a.  Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

    ■ Yes        □ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The Broker-Dealer Operator offers a wide range of execution products and services (the "Electronic Trading Services" or "Services") that enable clients to interact with displayed and non-displayed liquidity, including the UBS ATS, through algorithmic trading, UBS SOR, and Direct Market Access (DMA). The use of the Services is governed by the relevant contractual agreements between the client and UBS Securities LLC with no specific terms and conditions for routing orders and/or Conditional Indications to the UBS ATS.

UBS ATS Subscribers fall into one of the following categories:

"Access System"). The Access System allows Persons to submit a request documenting a reason why the access to CTI is required. When a request is submitted, the Access System creates notifications for the line manager and ATS Supervisor to review the access request in the Access System and either approve or reject the request. Furthermore, the UBS ATS systems are physically segregated with dedicated permissions to the segregated trading environment.

UBS Americas Cash Equities (referred to as "ACE"): UBS ATS employees reside within ACE and are responsible for the management and supervision of the UBS ATS. ACE is part of the UBS Global Cash Equities business unit as described in Part II, Item 1. Within ACE the UBS ATS Desk is separate from all other groups. For purposes of this Form ATS-N, the term "ATS Desk" refers to the UBS ATS Supervisor, authorized delegates, and ATS senior management. The following groups provide shared resources within ACE: Senior Management, Market Structure (MS), Quantitative Analytics and Development (QAD), Platform Services (PS), Senior Relationship Management (SRM), Product Development Group (PDG), Regulatory Risk Management (RRM), and Chief Operating Office (COO). While no other groups within ACE have direct access to the UBS ATS or visibility into the UBS ATS systems or order book, each of these shared functions has different levels of access to CTI based on their roles and responsibilities related to the UBS ATS.

- Senior Management ("Senior Management"): Senior Management within the Global Cash Equities business is ultimately responsible for the operations of the ACE business, including the UBS ATS. Senior Management may have access, on a case-by-case basis, to all CTI available to any member of the ATS Desk for the sole purpose of strategically operating the broader business. Access is approved through the Access System or separate supervisory approval.

- Market Structure (MS): The Americas Market Structure team is responsible for closely monitoring market structure and regulatory developments and regularly sharing UBS' insights through micro and macro market updates to all clients of UBS including UBS ATS Subscribers. MS may be made aware that a client is a UBS ATS Subscriber for purposes of discussions with that client, however, MS will not have access to any other CTI. Access is approved through the Access System or separate supervisory approval.

- Quantitative Analytics and Development (QAD): The Quantitative Analytics and Development team is responsible for Post-Trade CTI analytics for Equities including the UBS ATS with a focus on items such as Subscriber-specific and aggregated data for distribution, Source Category grading, Conditional Scoring analyses, and developing new functionality. QAD generally has access to Post-Trade CTI, but QAD also may have access to Real-Time CTI, on a case by case basis, as necessary for the performance of their responsibilities. Access is approved through the Access System.

- Platform Services (PS): The Platform Services team is responsible for sales and relationship management for IB clients organized and operating as banks, private banks and broker-dealers. PS is responsible for growing relationships and business across the UBS Global Markets franchise including the UBS ATS. In connection with their activities, PS will be provided access to the names of UBS ATS Subscribers as well as their UBS ATS revenues for purposes of discussions with that client. PS will not have access to any other CTI. Access will be approved through the Access System or supervisory approval.

- Senior Relationship Management (SRM): The Senior Relationship Management team is responsible for overall relationship management for IB clients. SRM is responsible for growing relationships and business across the UBS Global Markets franchise including the UBS ATS. To enhance their effectiveness and support holistic business-related discussions, each member of the SRM team will be provided access to the names of UBS ATS Subscribers individually covered by such SRM team member, as well as their associated UBS ATS revenues. SRM will not have access to any other CTI. Access will be approved through supervisory controls and monitored to ensure confidentiality.

- Product Development Group (PDG): The Product Development Group is responsible for the management and coordination of new development items and enhancements to existing systems within UBS ACE including the UBS ATS. PDG has access to Post-Trade CTI on a case-by-case basis, but in some cases access to Real-Time CTI may be provided if necessary for the performance of responsibilities. Access is approved through the Access System.

- Regulatory Risk Management (RRM): The Regulatory Risk Management team is responsible for the development and implementation of governance and control processes. RRM serves several roles including, but not limited to: 1) helping to ensure the UBS ATS operates within the applicable regulatory framework, and 2) performing surveillance monitoring on a T+1 basis. RRM personnel have access to Post-Trade CTI to perform their responsibilities and to assist with the development and enforcement of governance controls. Access is approved through the Access System or separate supervisory approval

- Chief Operating Officer (COO): The Chief Operating Office staff assists with the development and implementation of governance and control processes. One of the roles of COO is to help ensure the UBS ATS operates within the applicable control framework. COO personnel have access to Post-Trade CTI to support the control oversight of the UBS ATS and help ensure the UBS ATS operates consistent with the offering and bank standards. Access is approved through supervisory approval.

UBS Business Solutions US LLC ("UBS Business Solutions"): UBS Business Solutions is will remain in the UBS ATS (and retain its original time priority) until it is executed, cancelled or expires. Once an execution occurs, the UBS ATS sends electronic messages containing execution reports to the original sender of the order.

REGULATION NMS: The UBS ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all matches in the UBS ATS will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). The UBS ATS will accept orders outside of the LULD bands; however, it will not execute if the effective match price were to be outside of the LULD bands.

ERRORS and CLEARLY ERRONEOUS EXECUTIONS: The UBS ATS handles execution errors in accordance with the Global Equities Handbook (the "Handbook"). The Handbook requires notification of errors to the relevant Supervisor, and applies the standards of the risk management framework. The UBS ATS will determine a course of action based on the facts and circumstances surrounding such errors. For instance, one or both sides of the trade could be cancelled. The UBS ATS will apply the same standard of review to potentially clearly erroneous executions ("CEEs") as set forth in the applicable rules of the self-regulatory organizations. Following a determination of a CEE by the primary market, UBS ATS will cancel both sides of any match impacted by the CEE determination. Additionally, requests for the UBS ATS to review a potential CEE must be submitted to the UBS ATS via email (submitted to ats@ubs.com) within 30 minutes of the subject match.

PRINCIPAL NO SELF-MATCH: The UBS ATS will not effect a match when both sides of the potential match are principal orders from the same legal entity of a Class B Direct or Class B Indirect Subscriber.

MINIMUM QUANTITY: Orders may be routed to the UBS ATS with a minimum quantity value specified; the quantity may be managed by Subscribers on an order-by-order basis. When a minimum quantity is used, the UBS ATS will only perform a match if the specified number of shares or greater are available from a single eligible contra side order. By default, when the leaves quantity on an order becomes smaller than the specified minimum quantity, the minimum quantity constraint will no longer be in effect. Subscribers have the ability to change that behavior by sending a specific MinQuantityLeaveMode value in the order message. The available options are to have the leaves quantity become the minimum quantity or the order can be cancelled. In the latter case, an unsolicited cancel message is sent to the sender of the order and the order is removed from the ATS book.

UBS PIN: The UBS Price Improvement Network in the US ("UBS PIN (US)") is a differentiated segment of liquidity operated within the UBS ATS. UBS PIN (US) facilitates interaction between any combination of UBS Retail Orders, UBS institutional algorithmic order flow, and UBS Principal Orders. Executions on crosses between Source Category 1 and Source Category 2 orders, or between two Source Category 2 orders, will include an identifier describing the execution as a "UBS PIN" execution from the UBS ATS. All other executions from the UBS ATS will not use this identifier.

The UBS ATS will migrate its primary matching engines to the Equinix facility located at 755 Secaucus Road (NY4) in Secaucus, New Jersey. At the same time, the UBS ATS will utilize the Equinix facility located at 800 Secaucus Road (NY5) in Secaucus, New Jersey as its in-region backup location. At no time will any symbol be traded by the UBS ATS simultaneously in both data centers. The migration does not involve any functional changes in the operations of the UBS ATS, and no changes will be made to UBS ATS access for the Broker Dealer Operator or any Subscribers.

With regard to the migration of the primary matching engines, the UBS ATS will publicly disclose a migration schedule, including dates and symbol ranges, on its public website

~~located at www.ubs.com/ats. While this migration schedule may be subject to change, all public disclosures to the schedule will be updated accordingly at www.ubs.com/ats.~~

For other rules and procedures of the UBS ATS as it pertains to this section please see Part III, Item 10.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?
■ Yes ☐ No

If no, identify and explain any differences.

**Item 12: Liquidity Providers**
Are there any formal or informal arrangements with any Subscriber or the Broker-Dealer Operator to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?
☐ Yes ■ No

If yes, describe the arrangement, including the terms and conditions.

**Item 13: Segmentation; Notice**
a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?
■ Yes ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

UBS ATS segments incoming order flow into one of five Source Categories (named Source Category 1 through 5). Source Categories are used by the UBS ATS when applying certain crossing restrictions.

**Grading Eligibility**
- Orders not received from the UBS SOR are eligible for grading.
- Orders received from the UBS SOR are not eligible for grading.

**Qualitative Attributes for Source Categories 1 and 2:**
- Source Category 1: Retail Orders from RMM received through the UBS SOR. "Retail Orders" are held orders submitted to RMM, irrespective of whether the orders have been attested as meeting the definition in NYSE Rule 107C(a)(3).
- Source Category 2: Certain orders received from the UBS SOR (e.g., institutional, retail broker-dealer, UBS Affiliate, UBS Principal); or through Sponsored Access where the underlying client is an institutional client of UBS (this includes clients transacting with full attribution through "Single Ticket" clearing arrangements administered by other broker-dealer firms). A Single Ticket clearing arrangement refers to an institutional client using a broker-dealer to reduce clearing costs and operational complexity around account allocations.

**ATS Execution Forum**